

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

William R. Brooks
Vice Chairman, Chief Financial Officer and Treasurer
Speedway Motorsports, Inc.
5555 Concord Parkway South
Concord, North Carolina 28027

      Re: **Speedway Motorsports, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2014
                Filed March 6, 2015
                Form 10-Q for Fiscal Quarter Ended March 31, 2015
                Filed April 29, 2015
                File No. 001-13582

Dear Mr. Brooks:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

NASCAR Broadcasting Rights, Page 7

1. We note your disclosure of the expiring and the new expanded multi-year, multi-platform NASCAR Broadcasting Rights Agreement with NASCAR, FOX Sports Media Group and NBC Sports Group beginning in 2015 through 2024. Please expand your discussion to disclose the material terms of these agreements. Please provide us with an analysis as to whether you are required to file these agreements or forms of these agreements as exhibits.

Management's Discussion and Analysis
Liquidity and Capital Resources
Liquidity, page 47

2. We note at the bottom on page 45 you provide the primary reasons for the significant changes in your financial condition for each of the three years in the period ended December 31, 2014. Please consider expanding your discussion to include the underlying factors contributing to the material change(s). Rather than merely describing the items that are apparent from the face of statement of cash flows, we believe such additional information will provide investors with a contextual understanding of your cash flows and the indicative value of your historical cash flows. Please refer to Section IV.B of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Notes to Unaudited Consolidated Financial Statements
Note 8. Legal Proceedings and Contingencies, page 14

3. You disclose that you are involved in various lawsuits, some of which involve material claims. Please include a discussion and status update of the suits that involve material claims. In so doing, please give consideration to the disclosure requirements of ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Anne Parker at 202-551-3611 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief